UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2015 (Report No. 2)

BIO BLAST PHARMA LTD.

(Translation of registrant's name into English)

37 Dereh Menachem Begin St., 15th Floor

Tel Aviv 6522042 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto as Exhibit 99.1 and incorporated by reference herein is the Registrant's Notice of Meeting, Proxy Statement and Proxy Card for the Extraordinary General Meeting of Shareholders to be held on Wednesday, March 18, 2015 (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.01, of the Registrant at the close of trading on the Nasdaq Global Market on February 18, 2015, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Exhibit No.

99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Extraordinary General Meeting of Shareholders to be held on Wednesday, March 18, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bio Blast Pharma Ltd. (Registrant) By /s/ Udi Gilboa
Name: Udi Gilboa
Chief Financial Officer and VP of Operations

Date: February 10, 2015